April 14, 2026

David Leavitt
President
HPS Net Lease Income REIT
8027 Forsyth Boulevard
St. Louis, MO 63105

       Re: HPS Net Lease Income REIT
           Registration Statement on Form 10-12G
           Filed February 10, 2026
           File No. 000-56823
Dear David Leavitt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Nathan Briggs, Esq.